Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC
775-851-7397 or 775-201-8331 fax

United States                                                                                                                                                                             August 8, 2011
Security & Exchange Commission
Division of Corporate Finance
Attn: Katherine Wray
100 F Street, N.E.
Washington, DC 20549

Re:
XUNNA Information Technology Inc.
Registration statement on Form S-1A
File No: 333-175919

Enclosed is our response to your comments of August 4, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

/s/Xiangying Meng
President

                                                    August 4, 2011

Via E-mail
Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC

Re: Xunna Information Technology Inc. Registration Statement on Form S-1 Filed August 1, 2011 File No. 333-175919

Dear Mr. Meng:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that the filing does not contain a signed report of your independent registered public accounting firm. We note further that the company’s financial statements are not included in the prospectus as required, but rather are located following Part II and the signature page of the registration statement. We will not perform a detailed examination of the registration statement and we will not issue comments until you address these deficiencies, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
      Jay Smith, President
      How2gopublic.com